Exhibit 99.1

Cango Inc. Announces Completion of Secondary Acquisition and Appointment of New Leadership Team

HONG KONG, July 23, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has completed its transformation into a global Bitcoin miner with the appointment of a new Board of Directors (the “Board”) and senior management team with deep expertise in digital-asset infrastructure, finance, and energy investments.

Pursuant to resolutions adopted on July 23, 2025, the Board appointed (i) Mr. Xin Jin as Chairman of the Board and Non-Executive Director, (ii) Mr. Peng Yu as Chief Executive Officer and Director, (iii) Mr. Chang-Wei Chiu as Director, (iv) Mr. Yongyi Zhang as Chief Financial Officer, and (v) Mr. Simon Ming Yeung Tang as Chief Investment Officer. To strengthen governance, the Board also appointed (i) Mr. Chi Ming Lee, Independent Director, as a member of the Compensation Committee and Nominating and Corporate Governance Committee, (ii) Mr. Yanjun Lin, Independent Director, as Chairman of the Compensation Committee and member of the Nominating and Corporate Governance Committee, and (iii) Mr. Haitian Lu as Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee. Concurrently, the Board accepted the resignations of Mr. Xiaojun Zhang, who stepped down as Director and Chairman of the Board, and Mr. Jiayuan Lin, who resigned as Chief Executive Officer, Interim Chief Financial Officer and Director. All appointments and resignations are effective immediately.

Mr. Jin is the founder and chief executive officer of Antalpha Platform Holding Company (NASDAQ: ANTA) and has served as the director and chairman of the Board of Directors of Antalpha since 2024. During Antalpha’s history, Mr. Jin has grown the company from the ground up to over $1.6 billion in assets under management. He has spent many years in the crypto mining industry, providing miners access to mining machines, data centers with low electricity cost and other services.

Mr. Yu is an accomplished executive with over 18 years of cross-sector leadership experience spanning BTC mining, energy, M&A and asset management. He has a proven track record of driving value creation within the Bitcoin mining ecosystem through strategic M&A acumen and operational excellence. Previously, he served as Managing Director at ABC International Investment Management Limited. His past roles include CEO of Zhongrong Huijin Asset Management Limited and Senior Vice President at ORIX Asia Capital Limited. Earlier in his career, Mr. Yu worked in the Investment Banking Division at China Construction Bank International Financial Limited, later becoming a member of the board of directors and investment committee of a private equity fund under China Construction Bank International Holdings Limited. Mr. Yu holds a master’s degree in Corporate Media from Marietta College and a bachelor’s degree in Financial Engineering from Shandong University.

Mr. Chiu previously served as Chief Investment Officer of Antalpha Capital (BVI) Limited from 2021 to 2022 and Managing Partner at Armada Capital Holdings Limited from 2017 to 2021. Prior, he served as Chief Financial Officer at Chichuang Technologies and Vice President of Corporate Development at China Yang Ming Medical Group. Mr. Chiu holds a bachelor's degree in Business Administration from the University of Southern California, with a focus on Mergers and Acquisitions.

Mr. Zhang rejoins Cango where he previously served as Chief Financial officer from 2018 until the transformation into Bitcoin mining in 2025, bringing continuity and extensive capital markets experience. Prior to this, he served as an executive director at Zhongde Securities from 2010 to 2018 and senior manager at China Galaxy Securities from 2001 to 2010. Prior to that, he served as a Deputy Manager at the Shanghai Stock Exchange and as an auditor at Arthur Andersen (Shanghai Office). He holds a bachelor’s degree in International Accounting from Shanghai University of Finance and Economics, along with executive training from Harvard Business School.

Mr. Tang is an experienced corporate finance professional, previously serving as CFO of two new economy companies in the Internet and new energy vehicles space in China. Previously, Mr. Tang was on the APAC TMT investment banking team at Credit Suisse from 2010 to 2021 and an English law and Hong Kong law qualified corporate lawyer at Linklaters from 2006 to 2010. He holds a Bachelor of Arts in Jurisprudence from the University of Oxford.

Mr. Peng Yu, Chief Executive Officer and Director, commented,"By combining deep expertise in large-scale Bitcoin mining, digital-asset infrastructure, global finance and renewable-energy optimisation, this leadership team gives Cango the right mix of skills to hit the ground running and execute our next phase of growth. Having successfully transformed into a Bitcoin miner, we have already made remarkable progress in the past 7 months by becoming one of the largest Bitcoin miners in the world. With a strong balance sheet and clear long-term vision, their collective experience will help us scale beyond the 50 EH/s already deployed, not only safeguarding but strategically growing our treasury of more than 4,000 Bitcoins to maximize shareholder value. Looking ahead, we will begin developing sustainable, high-performance computing opportunities while strategically expanding upstream into dedicated power resources especially green energy that will create lasting value for our shareholders and drive further growth."

The concurrent resignation of Mr. Xiaojun Zhang and Mr. Jiayuan Lin coincides with the closing of a secondary sale in which they, as the Company’s co-founders, sold an aggregate of 10 million Class B ordinary shares to Enduring Wealth Capital Limited for a total consideration of US$70 million. The co-founders voluntarily converted all of the remaining Class B ordinary shares held by their holding companies into Class A ordinary shares of the Company with one vote per share. After this, they collectively hold 18.54% of the Company’s total outstanding shares and 12.07% of the total voting power of the outstanding shares of the Company. Meanwhile, Enduring Wealth Capital Limited holds approximately 2.82% of the Company’s total outstanding shares and 36.73% of the total voting power of the outstanding shares of the Company. The Company expresses its gratitude for the contributions and dedication of the co-founders since its inception and wishes them all the best in their future endeavors.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

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